12010218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Fund Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Howard Street
(No. and Street)

San Francisco (City) CA (State) 94105-2212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BLACKROCK FUND DISTRIBUTION COMPANY
(SEC. I.D. No. 8-67795)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BlackRock Fund Distribution Company

TABLE OF CONTENTS

AN OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Fund Distribution Company (the "Company") for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | Date 2/24/12

Managing Director and Financial and Operations Principal

Title

Subscribed to before me this 24th day of February, 2012.

Notary Public

MYRNA MOSS
Notary Public-State of New York
No. 01MO6129342
Qualified in New York County
Commission Expires June 20, 2013

BlackRock Fund Distribution Company
Financial Statements
and Supplemental Information

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder of
BlackRock Fund Distribution Company
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Fund Distribution Company (the "Company") as of December 31, 2011, and the related statements of income, cash flows, and changes in stockholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Fund Distribution Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, the Company filed an application with FINRA to deregister as a broker-dealer.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 Under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the basic financial statements as a whole.

Deloitte + Touche LLP

February 24, 2012

BlackRock Fund Distribution Company

Statement of Financial Condition

December 31, 2011

(Dollar amounts in thousands, except share data)

Assets	
Cash	$ 32,796
Due from related parties	2,665
Deferred tax assets	467
Other assets	887
Total assets	$ 36,815
Liabilities	
Due to related parties	$ 9,724
Accounts payable and accrued liabilities	295
Total liabilities	10,019
Stockholder's equity	
Common stock ($1 par value - 1,000 shares authorized, one share issued and outstanding)	-
Additional paid-in capital	7,532
Retained earnings	19,264
Total stockholder's equity	26,796
Total liabilities and stockholder's equity	$ 36,815

See accompanying notes to financial statements.

BlackRock Fund Distribution Company

Statement of Income

Year ended December 31, 2011

(Dollar amounts in thousands)

Revenue	
Administrative and marketing revenue from related parties	$ 44,463
Total revenue	44,463
Expenses	
Administrative expenses incurred to related parties	16,219
General and administrative expenses	875
Total expenses	17,094
Income before income taxes	27,369
Income tax expense	9,771
Net income attributable to BlackRock Fund Distribution Company	$ 17,598

See accompanying notes to financial statements.

BlackRock Fund Distribution Company
Statement of Changes in Stockholder's Equity
Year ended December 31, 2011
(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2010	$ 7,532	$ 16,666	$ 24,198
Net income attibutable to BlackRock Fund Distribution Company	-	17,598	17,598
Dividend paid to BlackRock Asset Management International, Inc.	-	(15,000)	(15,000)
December 31, 2011	$ 7,532	$ 19,264	$ 26,796

See accompanying notes to financial statements.

BlackRock Fund Distribution Company
Statement of Cash Flows
Year ended December 31, 2011
(Dollar amounts in thousands)

Cash flows from operating activities		
Net income attributable to BlackRock Fund Distribution Company	$	17,598
Changes in operating assets and liabilities:		
Due from related parties		3,604
Deferred tax assets		(106)
Other assets		(103)
Due to related parties		2,421
Accounts payable and accrued liabilities		7
Cash flows from operating activities		23,421
Cash flows from financing activities		
Dividend paid to BlackRock Asset Management International, Inc.		(15,000)
Cash flows from financing activities		(15,000)
Net increase in cash and cash equivalents		8,421
Cash and cash equivalents, beginning of year		24,375
Cash, end of year	$	32,796
Supplemental disclosure of cash flow information is as follows:		
Cash paid for income taxes	$	11,275

See accompanying notes to financial statements.

BlackRock Fund Distribution Company
Notes to Financial Statements
December 31, 2011

1. Organization

BlackRock Fund Distribution Company ("BFDC" or the "Company") is incorporated in the State of California. The Company is a wholly owned subsidiary of BlackRock Asset Management International, Inc. (the "Parent"), which is a wholly owned indirect subsidiary of BlackRock, Inc. ("BLK"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. BFDC's FINRA membership agreement limits its permitted activities to retailing mutual funds and municipal fund securities, private placements of securities, distributing exchange-traded funds, money market funds and exchange-traded notes to clients, broker-dealers and investment advisers, underwriting various sponsored mutual funds and distribution of sales literature. BFDC is a member of the Municipal Securities Rulemaking Board ("MSRB") and is subject to MSRB rules.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consists of cash, money markets and short-term, highly liquid investments with original maturities, at the date of purchase, of three months or less, in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short term maturities. At December 31, 2011, the Company did not have any cash equivalents.

Revenue Recognition

Administrative and marketing revenues are based on the components of estimated market value of the services provided and are recognized in the period in which the services are performed.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in an income tax expense to the Company's statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability.

The Company has not recorded any liabilities on its Statement of Financial Condition pursuant to ASC 740-10 at December 31, 2011.

3. Income Taxes

For the year ended December 31, 2011, the Company's operations will be included in the consolidated federal income tax return of BLK. In certain jurisdictions, BFDC files separate state and municipal income tax returns, and in other jurisdictions, BFDC's state and/or municipal income tax returns are consolidated with one or more BLK subsidiaries on a combined or unitary basis. BFDC shall be allocated a portion of BLK U.S. federal, state and local income taxes based on a separate company basis. As of December 31, 2011, the Company recorded income taxes payable of $6.2 million and income taxes receivable of $2.0 million in the statement of financial condition, which is included in due to related parties and due from related parties, respectively.

A reconciliation of income tax expense with statutory federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31, 2011	
(Dollar amounts in thousands)	**$**	**%**
Statutory income tax expense	$9,579	35.0%
Increase in income taxes resulting from:		
State and local taxes (net of federal benefit)	192	0.7%
Income tax expense	$9,771	35.7%

The provision for income taxes consists of the following:

(Dollar amounts in thousands)	**Year ended December 31, 2011**
Current:	
Federal	$9,583
State and local	294
Total current	9,877
Deferred:	
Federal	(107)
State	1
Total deferred	(106)
Total income tax expense	$9,771

Deferred tax assets and liabilities are recorded net in the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's financial statements. These temporary differences result in taxable or deductible amounts in future years. The temporary difference that gave rise to a significant portion of the Company's deferred tax asset at December 31, 2011 was the future deduction for state expense. This deduction is recognized in the following year for federal tax purposes.

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2006 remain open to U.S. federal examination and the tax years after 2003 remain open for state and local income tax examinations. During 2011, the IRS commenced its federal income tax audit for the tax years 2007 through 2009, and while the impact on the Company's financial statements is undetermined, it is not expected to be material. The Company is currently under audit in certain state and local jurisdictions.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. For the year ended December 31, 2011, the Company did not have any interest or penalties related to income tax matters.

4. Related Party Transactions

The Company considered Barclays Bank PLC ("Barclays") to be a related party in accordance with ASC 850-10, *Related Party Disclosures*, based on its level of ownership of BLK stock. At December 31, 2011, Barclays owned approximately 2.2% of BLK's voting common stock and held approximately 19.7% of the total capital stock.

The Company receives fees from Barclays for marketing services in connection with various registered securities marketed under the iPath® brand. Fees amounted to $29.4 million for marketing services for the year ended December 31, 2011. The Company had a $379 thousand receivable at December 31, 2011, related to such fees. This marketing arrangement with Barclays and the Company was terminated in December 2011.

The Company has entered into service agreements with various indirect wholly owned subsidiaries of BLK whereby the Company provides certain administrative services for a fee. Fees earned by the Company for the year ended December 31, 2011, were $15.1 million. The Company has entered into a service agreement with an indirect wholly owned subsidiary of BLK (the "service provider") whereby the service provider provides certain administrative services on behalf of the Company in reference to its brokerage business for a fee. Administrative expenses incurred for the year ended December 31, 2011, were $16.2 million. At December 31, 2011, the Company had a $277 thousand receivable and a $911 thousand payable, pertaining to the above services.

Due to related parties includes approximately $2.6 million owed to various BLK wholly owned subsidiaries for payments made on behalf of the Company.

As of December 31, 2011, outstanding amounts related to the above transactions are recorded in due to and due from related parties on a net basis where the legal right and intention to offset exists.

5. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.
In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that will have a material effect on the financial statements of the Company at December 31, 2011.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital of the greater of $5 thousand or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the Company's first year of operation. At December 31, 2011, the Company had net capital of $22.8 million, which was $22.1 million in excess of its required net capital of $668 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

7. Subsequent Event

On January 5, 2012, the Company filed an application to FINRA to deregister as a broker-dealer. As of February 24, 2012, the Company has not received SEC approval.

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

BlackRock Fund Distribution Company
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2011
(Dollar amounts in thousands)

Computation of net capital		
Total stockholder's equity		$ 26,796
Less: Non-allowable assets		
Due from related parties		2,665
Deferred tax assets		467
Other assets		887
Total non-allowable assets deductions		4,019
Net capital		$ 22,777
Computation of net capital requirement		
Net capital requirement (6.67% of aggregate indebtness)	(A)	$ 668
Minimum dollar net capital requirement	(B)	$ 5
Net capital requirement (greater of (A) or (B))		$ 668
Excess net capital (net capital less net capital requirement)		$ 22,109
Net capital less 10% of greater of 10% of aggregate indebtedness or 120% of (B)		$ 21,775
Computation of aggregate indebtedness		
Total liabilities		$ 10,019
Ratio of aggregate indebtedness to net capital		0.44 to 1

Note:

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2011, filed on January 26, 2012.

BlackRock Fund Distribution Company
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2011

The Company is exempt from the provisions of the Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2012

To the Board of Directors and Shareholder of
BlackRock Fund Distribution Company
New York, NY 10022

In planning and performing our audit of the financial statements of BlackRock Fund Distribution Company (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012 and such report expressed an unqualified opinion on those financial statements and also included an emphasis of matter paragraph related to the Company's filed application with FINRA to deregister as a broker-dealer), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP